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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                         Meridian Point Realty Trust '83
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                                 (Name of Issuer)

                          Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    589949106
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  July 24, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 589949106
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                297,344
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               297,344
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     297,344
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 589949106

     Pursuant to Rule 13d-1(f)(2),this amendment No.1 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd. (the "Fund") for the purpose of amending and supplementing the information contained in the Schedule 13D filed on July 19, 1996 by such reporting person regarding shares of beneficial interest, without par value (the "Shares"), of Meridian Point Realty Trust '83, a California real estate investment trust ("Meridian").

Item 4.   Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended and supplemented as follows:

     The Fund, and its sole manager, Richard M. Osborne intend to work together with Steven A. Calabrese, who Mr. Osborne understands is the beneficial owner of 220,265 Shares, and with Allen K. Meredith, who Mr. Osborne understands is the beneficial owner of 151,000 Shares, and with the management of Meridian to create value for the shareholders of Meridian. It is the intention of Messrs. Osborne, Calabrese and Meredith to try to convince the management of Meridian to take steps to have the shareholders of Meridian approve an amendment to its Declaration of Trust or other governing documents to convert Meridian to a perpetual life real estate investment trust ("REIT"). The Fund has written to the President of Meridian requesting that the Trustees call an annual meeting of shareholders and requesting a copy of the shareholders list. Copies of those letter are filed herewith as Exhibits 7.4 and 7.5. If no agreement can be reached with the management of Meridian, Messrs. Osborne, Calabrese and Meredith would consider calling a special meeting of shareholders for the purpose of electing new Trustees, seeking shareholder approval to convert Meridian to a perpetual-life REIT and addressing any other matters that may be necessary in the conversion of Meridian to a perpetual-life REIT.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Meridian, there are 3,031,618 Shares outstanding.

     The Fund beneficially owns 297,344 Shares, or approximately 9.8% of the outstanding Shares. Because Mr. Osborne is sole manager of the Fund, he may be deemed to beneficially own such Shares.

     (b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 297,344 Shares owned by the Fund.
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CUSIP No. 589949106

     (c) During the past 60 days, the Fund has not effected any transactions in the Shares. Prior to the 60-day period, all Shares previously owned by the Richard M. Osborne Trust were transferred to the Fund.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of Schedule 13D is hereby amended and supplemented as follows:

     On July 27, 1997, Mr. Osborne made a loan of approximately $850,000 to Steven A. Calabrese, the proceeds of which were used to purchase 220,265 Shares of Meridian. The loan was evidenced by a Demand Promissory Note, dated July 27, 1997 (the "Note"), bearing interest at the prime rate as stated in The Wall Street Journal from time to time, plus 2%. The loan is unsecured. A copy of the Note is attached hereto as Exhibit 7.3.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 7.3 -- Demand Promissory Note, dated July 27, 1997, in favor of Richard M.  Osborne.

          Exhibit 7.4 -- Letter dated July 23, 1997, from Turkey Vulture Fund
                         XIII, Ltd. to Meridian requesting shareholder list.

          Exhibit 7.5 -- Letter dated July 23, 1997, from Turkey Vulture Fund
                         XIII, Ltd. to Meridian requesting calling of annual meeting of shareholders.

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CUSIP No. 589949106

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 4, 1997                   TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                           ---------------------------
                                           Richard M. Osborne, Manager






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                                  Exhibit Index


     Exhibit 7.3 Demand Promissory Note, dated July 27, 1997, in favor of Richard M. Osborne

     Exhibit 7.4 Letter dated July 23, 1997, from Turkey Vulture Fund XIII, Ltd. to Meridian requesting shareholder list

     Exhibit 7.5 Letter dated July 23, 1997, from Turkey Vulture Fund XIII, Ltd. to Meridian requesting calling of annual meeting of shareholders




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